Filed by Smart Kreate Group Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Quetta Acquisition Corporation

Commission File No.: 001-41832

Sing Tao Headline Interview on 6th July 2026

Smart Kreate Group Limited (“SKG” or the “Company”), a Hong Kong-based AI cloud logistics provider, described its business development plans in an interview published by Sing Tao Headline on 6 July 2026.

The CEO of the Company discussed SKG’s strategic partnership with KEC (Hong Kong) Limited (“KEC”), a subsidiary of KLN Logistics Group Limited, to jointly develop a cross-border e-commerce logistics platform, with SKG providing the technology platform and KEC contributing order volume and operational resources. The CEO also discussed the parties’ ongoing discussions regarding priority markets and future strategic direction for the partnership.

The CEO also discussed SKG’s plans to expand into additional overseas markets, as part of the Company’s broader international growth strategy.

SKG plans to introduce a software-as-a-service platform intended for small and medium-sized enterprise customers, noting that SKG’s current customer base consists primarily of large enterprises with customized solutions, and that the planned platform is intended to complement these services with a more standardized offering for a broader customer base.

As previously announced, SKG entered into a business combination agreement with Quetta Acquisition Corp. (Nasdaq: QETA) (“Quetta”), a special purpose acquisition company, on March 6, 2026. The proposed transaction remains subject to customary closing conditions, including regulatory review and shareholder approvals.

The news article below is being furnished pursuant to Rule 425 solely because it may constitute a written communication relating to the proposed business combination between SKG and Quetta. The statements therein reflect the views of SKG’s CEO as of the interview date, and, except as expressly noted, the Company does not intend this filing to update or supplement them. Complete information regarding the terms, timing, and rationale for the proposed transaction, and the Company’s financial performance, will be included in the forthcoming registration statement on Form F-4.

Link to original news article: https://www.stheadline.com/zh-hans/daily-finance/3590400/

Link to the English version of the news article : https://smartkreategroup.com/smart-kreate-group-ai-cloud-logistics-cross-border-ecommerce-growth/

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that are based on beliefs and assumptions and on information currently available to Quetta Acquisition Corporation, or Quetta, and Smart Kreate Group Limited, or SKG, and also contains certain financial forecasts and projections.

All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, SKG’s plans for new product development and geographic expansion, objectives of management for future operations of SKG, the sources and uses of cash from the proposed transaction, anticipated benefits of the proposed transaction and expectations related to the terms of the proposed transaction, are also forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. These statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Quetta and SKG, which involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Although each of Quetta, SKG and SMART KREATE GROUP LIMITED (the “PubCo”), believes that it has a reasonable basis for each forward-looking statement contained in this document, each of Quetta, SKG and PubCo caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed transaction, which is expected to be filed by PubCo with the SEC and other documents filed by Quetta or PubCo from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied in the forward-looking statements. Forward-looking statements in this document include statements regarding the proposed transaction, including the timing and structure of the transaction, the proceeds of the transaction and the benefits of the transaction. Neither Quetta, SKG nor PubCo can assure you that the forward-looking statements in this document will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including the ability to complete the business combination due to the failure to obtain approval from Quetta’s shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by Quetta’s public shareholders, costs related to the transaction, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement on Form F-4 to be filed by PubCo with the SEC and those included under the heading “Risk Factors” in the final prospectus of Quetta filed with the SEC on October 10, 2023 and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Quetta, SKG, PubCo, their respective directors, officers or employees or any other person that Quetta, SKG or PubCo will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this document represent the views of Quetta, SKG and PubCo as of the date of this document. Subsequent events and developments may cause those views to change. However, while Quetta, SKG and PubCo may update these forward-looking statements in the future, Quetta, SKG and PubCo specifically disclaim any obligation to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Quetta, SKG or PubCo as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, PubCo will file a registration statement on Form F-4 with the SEC that will include a prospectus with respect to PubCo’s securities to be issued in connection with the proposed transaction and a proxy statement with respect to the shareholder meeting of Quetta to vote on the proposed transaction. Shareholders of Quetta and other interested persons are encouraged to read, when available, the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about Quetta, SKG and PubCo and the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Quetta as of a record date to be established for voting on the proposed transaction. Once available, shareholders of Quetta will also be able to obtain a copy of the F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Quetta Acquisition Corp., 1185 6th Avenue, Suite 304, New York, NY 10036. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Quetta, SKG and PubCo and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this document under the rules of the SEC. Information about the directors and executive officers of Quetta and their ownership is set forth in Quetta’s filings with the SEC, including its final prospectus filed with the SEC on October 10, 2023 and subsequent filings on Form 10-Q and Form 3. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Quetta’s shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when it is filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to Quetta Acquisition Corp., 1185 6th Avenue, Suite 304, New York, NY 10036.

No Offer or Solicitation

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Quetta, SKG or PubCo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.